


SEC MAIL
RECEIVED
PROCESSING
MAY 23 2002
WASH. D.C.
155
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May 2002**

MFC BANCORP LTD.
(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).


MFC BANCORP LTD.

News Release

FOR IMMEDIATE RELEASE MAY 22, 2002

Contact: Allen & Caron Inc.
Rob Weir (investors)
(212) 691-8087
robw@allencaron.com
or
Kari Rinkeviczie (media)
Allen & Caron Inc.
(630) 428-9946
kari@allencaron.com

MFC Bancorp Ltd.
Rene Randall
(604) 683-8286
rrandall@bmgmt.com

MFC BANCORP LTD. REPORTS INCREASED 2002 FIRST QUARTER RESULTS

NEW YORK CITY, (May 22, 2002) - - - MFC Bancorp Ltd. (Nasdaq: MXBIF and Frankfurt Stock Exchange: MFC GR), which operates a merchant bank, reported today its financial results for the first quarter ended March 31, 2002. All figures are in US dollars.

Revenues for the first quarter 2002 increased to $34.0 million, compared to $27.9 million in the first quarter of 2001. Net income for the first quarter 2002 increased to $6.3 million, or $0.45 per share on a diluted basis, compared with $5.1 million, or $0.40 per share on a diluted basis in the same quarter last year.

Commenting on the first quarter results, Michael Smith, President of MFC Bancorp Ltd., stated: "The first quarter saw increases in revenues and earnings pre share over the same period last year. These increases reflect the Company's continuing growth."

- MORE -

About MFC Bancorp

MFC Bancorp Ltd. owns companies that operate in the financial services industry, specializing in merchant banking internationally. To obtain further information on the Company, please visit our web site at http://www.mfcbancorp.com.

Certain statements included herein are "forward-looking statements'" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

-FINANCIAL TABLES FOLLOW-

MFC BANCORP LTD.
CONSOLIDATED BALANCE SHEETS
as of March 31, 2002 and December 31, 2001
(Unaudited)
(U.S. dollars; in thousands)

	2002	2001
ASSETS		
Cash and cash equivalents	$ 43,341	$ 48,453
Securities	49,603	47,598
Loans	49,025	43,788
Receivables	26,472	27,861
Due from investment dealers	312	310
Commodity investments	4,193	3,420
Properties held for development and sale	14,067	14,115
Resource property	23,392	23,516
Goodwill	17,536	17,623
Equity method investments	19,257	19,401
Prepaid and other	1,454	1,711
	$ 248,652	$ 247,796
LIABILITIES		
Accounts payable and accrued expenses	$ 9,614	$ 26,152
Debt	63,714	61,535
Future income tax liability	3,100	3,358
Deposits	2,779	329
	89,207	91,374
Minority interests	1,947	1,960
SHAREHOLDERS' EQUITY		
Common stock	45,881	48,143
Cumulative translation adjustment	1,884	2,795
Retained earnings	109,733	103,524
	157,498	154,462
	$ 248,652	$ 247,796

- MORE -

MFC BANCORP LTD.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2002 and 2001
(Unaudited)
(U.S. dollars; in thousand, except per share data)

	2002	2001
Financial services revenue	$ 34,033	$ 27,895
Expenses		
Financial services	21,489	20,482
General and administrative	5,236	1,703
Interest	1,006	529
Total expenses	27,731	22,714
Income before income taxes	6,302	5,181
Income taxes	(43)	(48)
	6,259	5,133
Minority interests	9	(8)
Net income	$ 6,268	$ 5,125
Earnings per share		
Basic	$ 0.48	$ 0.42
Diluted	$ 0.45	$ 0.40
Weighted average shares outstanding		
Basic	13,165,195	12,102,956
Diluted	14,536,823	13,495,982

####

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**

By

MICHAEL J. SMITH, PRESIDENT

Date May 22, 2002